PEMBINA PIPELINE CORPORATION
SUPPLEMENTAL FINANCIAL INFORMATION
Exhibit to September 30, 2019 Condensed Consolidated Interim Statements of Earnings and Comprehensive Income

The following ratio is for the twelve month period then ended.

Twelve Months Ended September 30, 2019
Earnings coverage(1)	4.7

(1)
Earnings coverage is equal to profit attributable to owners of Pembina before borrowing costs and income taxes divided by borrowing costs (including capitalized costs) and dividend obligations on preferred shares.